                                                                EXHIBIT 99(A)(7)

Contacts:
Richard Skaare                                  Dan Katcher /Joele Frank
AMP Corporate Communication                     Abernathy MacGregor Frank
717/592-2323                                    212/371-5999

Doug Wilburne
AMP Investor Relations
717/592-4965


             AMP COMMENCES SELF-TENDER OFFER FOR UP TO 30 MILLION
              SHARES OF COMMON STOCK AT $55.00 PER SHARE IN CASH


HARRISBURG, PENNSYLVANIA (October 9, 1998)--AMP Incorporated (NYSE: AMP) announced today it is commencing its self-tender offer to repurchase up to 30 million shares of AMP Common Stock at a price of $55.00 per share in cash.

The self-tender offer, proration period and withdrawal rights are scheduled to expire at 12:00 midnight New York City time on Friday, November 20, 1998, unless extended.

Robert Ripp, chairman and chief executive officer of AMP, said, "Our self-tender offer will provide AMP shareholders the opportunity to sell a portion of their shares at a price far in excess of AlliedSignal's price of $44.50 per share. We chose the $55 price because it gives AMP the ability to deliver value to shareholders today while the Company continues to take the necessary steps to increase value for tomorrow. The self-tender is our `down payment' on the inherent value of AMP's Profit Improvement Plan."

The full terms and conditions of the offer are set forth in the Offer to Purchase which will be filed with the Securities and Exchange Commission later today and mailed to AMP shareholders.

Credit Suisse First Boston and Donaldson, Lufkin & Jenrette Securities Corporation will serve as Dealer Managers for the self-tender offer, and Innisfree M&A Incorporated will serve as the Information Agent.


                                     -more-

Headquartered in Harrisburg, PA, AMP is the world's leading manufacturer of electrical, electronic and fiber optic wireless interconnection devices and systems. The Company has 48,300 employees in 53 countries serving customers in the automotive, computer, communications, consumer, industrial and power industries. AMP sales reached $5.75 billion in 1997.


                                     # # #



AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Merrill A. Yohe, Jr. (Vice President, Public Affairs), Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Suzanne Yenchko (Director, State Government Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy J. Hiller (Assistant Manager, Shareholder Services), Melissa E. Witsil (Communications Assistant) and Janine M. Porr (Executive Secretary). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in
Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of
AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 25, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 132,266 shares of AMP common stock.


This press release contains certain "forward-looking" statements which AMP believes are within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, shareholders should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on
Form 10-K for the year ended December 31, 1997. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offer and whose numbers will have been reduced as a result of these initiatives.